Product supplement no. UBS-3-III
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated February 28, 2013
Rule 424(b)(2)

JPMorgan Chase & Co.

Trigger Autocallable Optimization Securities Linked to an Underlying Stock
Contingent Absolute Return Autocallable Optimization Securities Linked to an Underlying Stock

General

- JPMorgan Chase & Co. may from time to time offer and sell trigger autocallable optimization securities (which we refer to as "TAOS") or contingent absolute return autocallable optimization securities (which we refer to as "CAR-AOS") linked to the common stock of an issuer, which we refer to as the "Underlying Stock." We refer to TAOS and CAR-AOS collectively as the "securities." As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares, or ADSs. If the Underlying Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. UBS-3-III describes terms that will apply generally to the securities, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet, free writing prospectus or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the securities, including any changes to the terms specified below. We refer to such term sheets, free writing prospectuses and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The securities are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase & Co.
- Payment is linked to an Underlying Stock as described below.
- Under the circumstances described below, the securities will be automatically called before maturity and you will receive, for each $10 principal amount security, the Call Price applicable to the Observation Date on which the securities are called. If the securities are not automatically called before maturity, you will receive at maturity either the principal amount (plus, in the case of CAR-AOS, an additional payment that reflects the Contingent Absolute Return) or you will have full downside exposure to the Underlying Stock and may lose your entire investment, as described below.
- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-33.
- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- The issuer of the Underlying Stock is not an affiliate of ours and is not receiving any of the proceeds of any offering of securities. The obligations under the securities are our obligations only and the issuer of any Underlying Stock will have no obligations of any kind under the securities. Investing in the securities is not equivalent to investing directly in the Underlying Stock.
- The securities will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying Stock:	As specified in the relevant terms supplement.
Call Feature:	Unless otherwise specified in the relevant terms supplement, if the closing price of one share of the Underlying Stock on any Observation Date is greater than or equal to the Initial Share Price (or the Call Strike, if applicable), the securities will be automatically called for a cash payment equal to the Call Price applicable to that Observation Date.
Call Price:	For each Observation Date, a fixed amount in cash for each $10 principal amount security as specified in the relevant terms supplement.
Call Strike:	If applicable, the relevant terms supplement will specify the minimum closing price of one share of the Underlying Stock, referred to as a Call Strike, that triggers an automatic call on an Observation Date and payment of the applicable Call Price. Unless otherwise specified in the relevant terms supplement, the Call Strike for the Final Valuation Date will not be greater than the Initial Share Price. The Call Strike for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments."
Payment at Maturity (For TAOS with an Observation Period):	If the securities are not automatically called and the closing price of one share of the Underlying Stock is greater than or equal to the Trigger Price on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.
	If the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Stock Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period.

(continued on next page)

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement no. UBS-3-III, the accompanying prospectus supplement and prospectus or any related terms supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

February 28, 2013

<u>Key Terms (continued)</u>

Payment at Maturity (For TAOS without an Observation Period):	If the securities are not automatically called and the Final Share Price is equal to or greater than the Trigger Price, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity. If the securities are not automatically called and the Final Share Price is less than the Trigger Price, you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Stock Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the Final Share Price is less than the Trigger Price.*
Payment at Maturity (For CAR-AOS with an Observation Period):	If the securities are not automatically called and the closing price of one share of the Underlying Stock is greater than or equal to the Trigger Price on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Contingent Absolute Return) If the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Stock Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period.*
Payment at Maturity (For CAR-AOS without an Observation Period):	If the securities are not automatically called and the Final Share Price is equal to or greater than the Trigger Price, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Contingent Absolute Return) If the securities are not automatically called and the Final Share Price is less than the Trigger Price, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Stock Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the Final Share Price is less than the Trigger Price.*
Trigger Price:	A price for one share of the Underlying Stock, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to (a) a specified price, (b) a specified percentage of the closing price of one share of the Underlying Stock on a specified date or (c) a specified percentage of the Initial Share Price. The Trigger Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments."
Stock Return:	Unless otherwise specified in the relevant terms supplement: $\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Contingent Absolute Return:	If applicable, the absolute value of the Stock Return. For example, if the Stock Return is -5%, the Contingent Absolute Return will equal 5%.
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Underlying Stock on the Trade Date or such other date as specified in the relevant terms supplement. The Initial Share Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments."
Final Share Price :	Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Underlying Stock on the Final Valuation Date or such other date as specified in the relevant terms supplement.
Observation Period:	If applicable, unless otherwise specified in the relevant terms supplement, the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.
Observation Dates:	As specified in the relevant terms supplement. We refer to the final Observation Date as the "Final Valuation Date." Observation Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Call Feature."
Call Settlement Dates:	Unless otherwise specified in the relevant terms supplement, three business days following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the maturity date.
Principal Amount:	Unless otherwise specified in the relevant terms supplement, $10 per security.
Issue Price:	Unless otherwise specified in the relevant terms supplement, $10 per $10 principal amount security.
Trade Date:	As specified in the relevant terms supplement.
Settlement Date:	As specified in the relevant terms supplement.
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the securities is subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement no. UBS-3-III and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. UBS-3-III, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting (Conflicts of Interest)"), including UBS Financial Services Inc. The information in the relevant terms supplement, this product supplement no. UBS-3-III and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant terms supplement and this product supplement no. UBS-3-III are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant terms supplement, this product supplement no. UBS-3-III and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which an offer or solicitation is unlawful.

In this product supplement no. UBS-3-III, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. UBS-3-III have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "security" refers to each $10 principal amount of our Trigger Autocallable Optimization Securities Linked to an Underlying Stock or our Contingent Absolute Return Autocallable Optimization Securities Linked to an Underlying Stock.

General

The securities are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the common stock of an issuer as specified in the relevant terms supplement (the "**Underlying Stock**"). As used in this product supplement, the term "**common stock**" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If the Underlying Stock is an ADS, the term "**issuer**," in reference to the Underlying Stock, refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as an "**Underlying ADS Stock**." The securities are a series of debt securities referred to in the accompanying prospectus supplement and prospectus and the relevant terms supplement. The securities will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The securities do not pay interest and do not guarantee any return of principal at, or prior to, maturity; **therefore, you must be aware of the risk that you may lose some or all of the principal amount of your securities at maturity if the securities are not automatically called**. Instead, you will receive a payment in cash, the timing and amount of which will vary depending on the performance of the Underlying Stock and whether the securities are automatically called prior to maturity.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The securities will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each security is $10, unless otherwise specified in the relevant terms supplement. The securities will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book Entry System" in the accompanying prospectus.

The terms of specific issuances of the securities will be described in the relevant terms supplement accompanying this product supplement no. UBS-3-III. The terms described in that document supplement those described in this product supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Call Feature

The securities will be automatically called and subject to mandatory redemption if the closing price of one share of the Underlying Stock on any Observation Date is greater than or equal to the Initial Share Price (or the Call Strike, if applicable). If the securities are automatically called, for every $10 principal amount security, you will receive a cash payment equal to the Call Price applicable to the relevant Observation Date.

Unless otherwise specified in the relevant terms supplement, if the securities are automatically called on an Observation Date other than the Final Valuation Date, we will redeem each security and pay the applicable Call Price on the second business day after the applicable Observation Date, subject to postponement as described below. Unless otherwise specified in the relevant terms supplement, if the securities are called on the Final Valuation Date, we will redeem each security and pay the applicable Call Price on the maturity date, subject to postponement as described below. We refer to the date on which the applicable Call Price is payable as the "**Call Settlement Date.**"

The "**Call Price**" for each Observation Date is a fixed amount in cash for each $10 principal amount security as specified in the relevant terms supplement.

The "**Call Strike**," if applicable, for each Observation Date will be specified in the relevant terms supplement and will be the minimum closing price of one share of the Underlying Stock that triggers an automatic call on an Observation Date and payment of the applicable Call Price. Unless otherwise specified in the relevant terms supplement, the Call Strike for the Final Valuation Date will not be greater than the Initial Share Price.   The Call Strike is subject to adjustment upon the occurrence of certain events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments."

Each "**Observation Date**" will be specified in the relevant terms supplement. We refer to the final Observation Date as the "**Final Valuation Date.**" Observation Dates are subject to postponement in the event of certain market disruption events and as described below.

If an Observation Date (including the Final Valuation Date) is not a trading day or if there is a market disruption event on such day, the applicable Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Observation Date be postponed more than ten business days following the date originally scheduled to be that Observation Date. If the tenth business day following the date originally scheduled to be the applicable Observation Date is not a trading day, or if there is a market disruption event on that tenth business day, the calculation agent will determine the closing price of one share of the Underlying Stock for that Observation Date on that tenth business day in good faith based on its estimate of the market value of one share of the Underlying Stock.

"**Relevant Exchange**" means, with respect to the Underlying Stock, the primary U.S. exchange or market for trading for the Underlying Stock, or with respect to the Underlying ADS Stock, the primary exchange or market for trading for the Underlying ADS Stock.

Unless otherwise specified in the relevant terms supplement, the "**closing price**" of one share of the Underlying Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Underlying Stock (or that other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Underlying Stock (or that other security) is listed or admitted to trading;

- if the Underlying Stock (or that other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by Financial Industry Regulatory Authority, Inc. ("**FINRA**") (the "**OTC Bulletin Board**"), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day;

- with respect to that other security, if that security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and that security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day on the primary non-U.S. securities exchange or market on which that other security is listed or admitted to trading; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Underlying Stock (or that other security) obtained from as many dealers in the Underlying Stock (or that other security), but not exceeding three, as will make the bid prices available to the calculation agent,

in each case subject to the Observation Date postponement provisions described above.

Unless otherwise specified in the relevant terms supplement, a "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the Relevant Exchange (as defined below) for the Underlying Stock and (ii) the exchanges on which futures or options contracts related to the Underlying Stock are traded, or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which that security is listed or admitted to trading.

Payment at Maturity

The maturity date for the securities will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

TAOS with an Observation Period

If the securities are not automatically called and the closing price of one share of the Underlying Stock is greater than or equal to the Trigger Price on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Stock Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period.

TAOS without an Observation Period

If the securities are not automatically called and the Final Share Price is equal to or greater than the Trigger Price, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Final Share Price is less than the Trigger Price, you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Stock Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Final Share Price is less than the Trigger Price.

CAR-AOS with an Observation Period

If the securities are not automatically called and the closing price of one share of the Underlying Stock is greater than or equal to the Trigger Price on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Contingent Absolute Return})$$

If the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Stock Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period.

CAR-AOS without an Observation Period

If the securities are not automatically called and the Final Share Price is equal to or greater than the Trigger Price, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Contingent Absolute Return})$$

If the securities are not automatically called and the Final Share Price is less than the Trigger Price, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Final Share Price is less than the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Stock Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Final Share Price is less than the Trigger Price.

Unless otherwise specified in the relevant terms supplement, the "**Stock Return,**" as calculated by the calculation agent, is the percentage change in the closing price of one share of the Underlying Stock calculated by comparing the closing price of one share of the Underlying Stock on the Final Valuation Date or such other date as specified in the relevant terms supplement (the "**Final Share Price**") to the closing price of one share of the Underlying Stock on the Trade Date or such other date as specified in the relevant terms supplement (the "**Initial Share Price**"). The Initial Share Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments." The relevant terms supplement will specify the manner in which the Initial Share Price and the Final Share Price will be determined. The Stock Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Stock Return} = \frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

With respect to CAR-AOS, the "**Contingent Absolute Return**" is the absolute value of the Stock Return. For example, if the Stock Return is -5%, the Contingent Absolute Return will equal 5%.

The "**Trigger Price**" is a price for one share of the Underlying Stock, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to (a) a specified price, (b) a specified percentage of the closing price of one share of the Underlying Stock on a specified date or (c) a specified percentage of the Initial Share Price. The Trigger Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Securities — Anti-Dilution Adjustments."

If applicable, unless otherwise specified in the relevant terms supplement, the "**Observation Period**" is the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.

The "**Trade Date**" is the day on which we price the securities for initial sale to the public and will be specified in the relevant terms supplement.

The "**Settlement Date**" is the day on which we issue the securities for initial delivery to investors and will be specified in the relevant terms supplement.

The "**maturity date**" will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following the scheduled maturity date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Securities — Market Disruption Events." In addition, the maturity date may be accelerated if there is an event of default. See "General Terms of Securities — Payment Upon an Event of Default."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the securities on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the securities entitled thereto.

Unless otherwise specified in the relevant terms supplement, a "**business day**" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The **"calculation agent"** is the agent appointed by us to make certain calculations for the securities, which initially will be J.P. Morgan Securities LLC (**"JPMS"**). See "General Terms of Securities — Calculation Agent" below. JPMS is our affiliate and may have interests adverse to yours. Please see "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to JPMS's role as calculation agent."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in the open market or by private agreement.

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the securities is not equivalent to investing directly in the Underlying Stock. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the securities is suitable for you.**

Risks Relating to the Securities Generally

The securities do not pay interest or guarantee the return of your investment.

The securities do not pay interest and may not return any of your investment. If the securities have not been automatically called, the amount payable to you at maturity, if any, will be determined pursuant to the terms described in this product supplement no. UBS-3-III and the relevant terms supplement. For securities with an Observation Period, if the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, you will lose some or all of your investment at maturity. For securities without an Observation Period, if the securities are not automatically called and the Final Share Price is less than the Trigger Price, you will lose some or all of your investment at maturity

The securities are subject to the credit risk of JPMorgan Chase & Co.

The securities are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the securities. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

The appreciation potential of the securities is limited.

Your investment in the securities will result in a gain if the closing price of one share of the Underlying Stock on any of the Observation Dates is greater than or equal to the Initial Share Price (or the Call Strike, if applicable), which triggers an automatic call and the payment of the applicable Call Price. The gain resulting from an automatic call will be limited to the Call Price applicable to the Observation Date on which the securities are called, regardless of the appreciation of the closing price of one share of the Underlying Stock, which may be greater than the return reflected in the applicable Call Price. For TAOS, your investment will result in a gain only under these circumstances.

For CAR-AOS, your investment in the securities will also result in a gain if the securities are not automatically called and you receive a return based on the Contingent Absolute Return at maturity. Because this payment at maturity is available only if the securities are not automatically called (and therefore the Final Share Price is less than the Initial Share Price) and the Final Share Price or the closing price of one share of the Underlying Stock on each day during the Observation Period, as applicable, is greater than or equal to the Trigger Price, the amount of this return will be limited to the Contingent Absolute Return that would result if the Final Share Price were equal to the Trigger Price. For example, if the Trigger Price is equal to 80% of the Initial Share Price and the securities are not automatically called, the maximum return at maturity would be 20%, which reflects the Contingent Absolute Return.

The securities are subject to automatic call prior to maturity and the corresponding reinvestment risk.

The term of the securities may be limited by the automatic call feature of the securities. The securities will be automatically called prior to the maturity date if the closing price of one share of the Underlying Stock on any Observation Date is greater than or equal to the Initial Share Price (or the Call Strike, if applicable). Because of this automatic call feature, the term of your investment in the securities may be limited to a period that is shorter than the original term of the securities. If the securities are automatically called early, the holding period over which you would receive the per annum return could be significantly less than the full term of the securities. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the maturity date.

Contingent repayment of principal and, for CAR-AOS, the Contingent Absolute Return apply only if you hold the securities to maturity.

If you are able to sell your securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing price of the Underlying Stock is above the Trigger Price. If the securities are not previously called, at maturity, we will either repay you the full principal amount per $10 principal amount security (plus, in the case of CAR-AOS, an additional payment that reflects the Contingent Absolute Return) or, if the closing price of one share of the Underlying Stock on any day during the Observation Period or on the Final Valuation Date, as applicable, is less than the Trigger Price, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Underlying Stock and, for CAR-AOS, the Contingent Absolute Return will not apply. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. For securities with an Observation Period, you will be subject to this potential loss of principal even if the closing price of one share of the Underlying Stock subsequently increases such that the Final Share Price is less than the Initial Share Price but greater than the Trigger Price. If these securities did not have the potential for downside exposure to the Underlying Stock, under the same scenario, you would have received the full principal amount of your securities at maturity. This contingent repayment of principal and, for CAR-AOS, any Contingent Absolute Return are based on whether the closing price of one share of the Underlying Stock on any day during the Observation Period or on the Final Valuation Date, as applicable, is below the Trigger Price and apply only if you hold the securities to maturity.

The probability that the securities will be called or that the closing price of one share of the Underlying Stock will fall below the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable, will depend on volatility.

The probability that the securities will be called or that the Final Share Price will fall below the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable, will depend on volatility. "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Stock. If the Underlying Stock has historically experienced significant volatility, there is a higher probability that the securities will be called or that the closing price of one share of the Underlying Stock will fall below the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable. In addition, the rate used to determine the applicable Call Price is set on the Trade Date and depends in part on this expected volatility. However, the Underlying Stock's volatility can change significantly over the term of the securities. As a result, you may lose some or all of your investment.

Our offering of the securities does not constitute an expression of our view about, or a recommendation of, the Underlying Stock.

You should not take our offering of the securities as an expression of our views about how the Underlying Stock will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in the Underlying Stock, including through an investment in the securities. As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in the Underlying Stock that conflict with an investment in the securities. See "—We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the securities is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities.

In anticipation of the sale of the securities, we expect to hedge our obligations under the securities through certain affiliates or unaffiliated counterparties by taking positions in the Underlying Stock or instruments the value of which is derived from the Underlying Stock. We may also adjust our hedge by, among other things, purchasing or selling shares of the Underlying Stock or instruments the value of which is derived from the Underlying Stock at any time and from time to time, and close out or unwind our hedge by selling any of the foregoing on or before any Observation Date. We cannot give you any assurances that our hedging will not negatively affect the closing price of the Underlying Stock or the performance of the securities. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the securities and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your securities in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the Underlying Stock and other financial instruments related to the Underlying Stock on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the closing price of the Underlying Stock on the Trade Date and/or decrease the closing price of the Underlying Stock on any Observation Date, which could adversely affect your return upon automatic call or at maturity.

It is possible that those hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities.

We or our affiliates may currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to or making equity investments in, or providing advisory services to, the issuer of the Underlying Stock, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire nonpublic information about the issuer of the Underlying Stock, and we will not disclose any such information to you. We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to our business with the issuer of the Underlying Stock.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the price of the Underlying Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for those securities or financial instruments, our or their interests with respect to those products may be adverse to those of the holders of the securities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currency in which an Underlying Stock that is an ADS is denominated. These trading activities could potentially affect the exchange rate with respect to that currency and, if currency exchange rate calculations are involved in the calculation of the closing price of the Underlying Stock, could affect the value of the securities.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to future currency exchange rate movements and, if the securities are linked to an Underlying Stock that is an ADS, any prospective purchaser of securities should undertake an independent investigation of the currency in which that ADS is denominated and the related exchange rate as, in its judgment, is appropriate to make an informed decision with respect to an investment in the securities.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to J.P. Morgan Securities LLC's role as calculation agent.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Trigger Price, any anti-dilution adjustments and Reorganizational Event adjustments, the Stock Return and any applicable Contingent Absolute Return if the securities are not automatically called, the closing price of one share of the Underlying Stock on each Observation Date, whether the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption and the amount, if any, that we will pay you upon automatic call or at maturity. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- any adjustments as a result of dilution events and Reorganization Events;

- whether to select and, if it determines to do so, select, a Successor Stock or Substitute Stock if an Underlying Stock that is not an ADS is delisted or trading of the Underlying Stock is suspended;

- whether to select and, if it determines to do so, select, a Successor ADS Stock if an ADS serving as the Underlying Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated; and

- the closing price of the Underlying Stock if the Final Valuation Date is postponed for ten business days due to a market disruption event or if that day is not a trading day.

In performing these duties, JPMS may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the securities, and may do so in the future. Any such research, opinions or recommendations could affect the price of any Underlying Stock, and, therefore, the market value of the securities.

JPMS and its affiliates publish research from time to time on equity markets generally, the issuer of the Underlying Stock specifically and other matters that may influence the value of the securities or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the securities. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the issuer of the Underlying Stock or of the merits of investing in the securities and the Underlying Stock to which the securities are linked.

You will have no ownership rights in the Underlying Stock.

Investing in the securities is not equivalent to investing in the Underlying Stock. As an investor in the securities, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights, dividend payments or other distributions. If the securities are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of those ADSs or the Underlying ADS Stock.

The securities are designed to be held to maturity, unless automatically called prior to maturity.

The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the closing price of one share of the Underlying Stock has appreciated since the Trade Date. The potential returns described in the relevant terms supplement assume that your securities, are held to maturity unless automatically called prior to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market for the securities, it may not provide enough liquidity to allow you to trade or sell the securities easily.

JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the closing price of one share of the Underlying Stock on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the closing price of one share of the Underlying Stock. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected frequency and magnitude of changes in the market price of the Underlying Stock (volatility);

- whether the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable;

- the time to maturity of the securities;

- the dividend rate on the Underlying Stock (while not paid to holders of the securities, dividend payments on the Underlying Stock may influence the market price of the Underlying Stock and the market value of options on the Underlying Stock and therefore may affect the market value of the securities);

- the occurrence of certain corporate events to the Underlying Stock that may or may not require an adjustments to the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price;

- interest and yield rates in the market generally as well as in the markets of the Underlying Stock;

- economic, financial, political, regulatory and judicial events that affect the Underlying Stock or stock markets generally and which may affect the closing price of one share of the Underlying Stock on any Observation Date;

- if the Underlying Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the Underlying ADS Stock is traded; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Underlying Stock based on its historical performance. The value of the shares of the Underlying Stock may decrease such that you may not receive any return of your investment. In addition, we cannot guarantee that the closing price of one share of the Underlying Stock will increase or remain flat during the term of your securities and trigger an automatic call. For securities with an Observation Period, if the securities are not automatically called and the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period, you will lose some or all of your investment at maturity. For securities without an Observation Period, if the securities are not automatically called and the Final Share Price is less than the Trigger Price, you will lose some or all of your investment at maturity.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the securities is likely to affect adversely the value of the securities prior to maturity.

While the payment upon an automatic call or at maturity, if any, will be based on the full principal amount of your securities as described in the relevant terms supplement, the original issue price of the securities includes each agent's commission and the estimated cost of hedging our obligations under the securities. Such estimated cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any of those prices may differ from values determined by pricing models used by JPMS as a result of this compensation or other transaction costs.

If the market value of the Underlying Stock changes, the market value of your securities may not change in the same manner.

Owning the securities is not the same as owning the Underlying Stock. Accordingly, changes in the market value of the Underlying Stock may not result in comparable changes in the market value of the securities. If the closing price of one share of the Underlying Stock on any day increases above the Initial Share Price, the value of the securities may not increase comparably, if at all. It is also possible for the value of the Underlying Stock to increase moderately while the value of the securities declines.

Historical performance of the Underlying Stock should not be taken as an indication of the future performance of the Underlying Stock during the terms of the securities.

The actual performance of the Underlying Stock over the term of the securities, as well as the amount payable upon automatic call or at maturity may bear little relation to the historical performance of the Underlying Stock. The value of the Underlying Stock will be determined by the prices of the Underlying Stock. It is impossible to predict whether the value of the Underlying Stock will rise or fall.

Your return on the securities will not reflect dividends on the Underlying Stock.

Your return on the securities will not reflect the return you would realize if you actually owned the Underlying Stock and received the dividends on the Underlying Stock. This is because, assuming the securities are not automatically called, the calculation agent will calculate the amount payable to you at maturity of the securities by reference to the Final Share Price on the Final Valuation Date. The Final Share Price reflects the closing price of the Underlying Stock without taking into consideration the value of dividends paid on the Underlying Stock. If the securities are automatically called, you will receive the applicable Call Price as the final payment on the securities, without taking into consideration the value of the dividends paid on the Underlying Stock.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Underlying Stock on an Observation Date, determining if the securities are to be automatically called or the Stock Return or Contingent Absolute Return if the securities are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events." Moreover, if the Final Valuation Date is postponed to the last possible day and the closing price of the Underlying Stock is not available on that day because of a market disruption event or if such day is not a trading day, the calculation agent will nevertheless assess the market value of one share of the Underlying Stock on that last possible day. See "Description of Securities — Call Feature" for more information.

The tax consequences of an investment in the securities are uncertain.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS"). The IRS might not accept, and a court might not uphold, the treatment of the securities as open transactions that are not debt instruments, as described in "Material U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities could be affected materially and adversely. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. UBS-3-III and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

JPMorgan Chase & Co. employees holding the securities must comply with policies that limit their ability to trade the securities and may affect the value of their securities.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the securities for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the securities, you may not be able to purchase any securities described in the relevant terms supplement from us and your ability to trade or sell any of those securities in the secondary market may be limited.

Risks Related to the Underlying Stock

We have no affiliation with the issuer of the Underlying Stock.

The issuer of the Underlying Stock is not an affiliate of ours and is not involved in any of our offerings of securities pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the Underlying Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you upon automatic call or at maturity. The issuer of the Underlying Stock has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying Stock.

In addition, as we are not affiliated with the issuer of the Underlying Stock, we do not assume any responsibility for the adequacy of the information about the Underlying Stock or its issuer contained in this product supplement, any terms supplement or in any of the Underlying Stock issuer's publicly available filings. We are not responsible for any issuer's public disclosure of information on itself or the Underlying Stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the securities, you should make your own investigation into the Underlying Stock.

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Underlying Stock is an ADS, and we or one of our affiliates serves as depositary for those ADSs, our or our affiliate's interests, as depositary for the ADSs, may be adverse to your interests as a holder of the securities.

For securities linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying ADS Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the Underlying ADS Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying ADS Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the securities.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying ADS Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For securities linked to the performance of an ADS, an investment in the securities is subject to risks associated with non-U.S. securities markets.

An investment in the securities linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for securities linked to the ADSs of emerging markets issuers.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease, and you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not decrease so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your security is linked to the performance of an ADS, you should be aware that your security is linked to the price of the ADSs and not the Underlying ADS Stock, and there exist important differences between the rights of holders of ADSs and the Underlying ADS Stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying ADS Stock may be significant and may materially and adversely affect the value of the securities.

In some circumstances, the payment you receive on the securities may be based on the common stock (or ADS, as applicable) of another company and not the Underlying Stock.

Following certain corporate events relating to the Underlying Stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Underlying Stock issuer or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Distribution Property (as described below) in the section of this product supplement called "General Terms of Securities — Anti-Dilution Adjustments."

In addition, if the Underlying Stock is not an ADS and is delisted, or trading of such Underlying Stock is suspended, the calculation agent will have the option to (a) if a U.S. exchange or market lists or approves for trading a successor security that the calculation agent determines in its sole discretion to be comparable to such Underlying Stock, replace the Underlying Stock with such successor security, (b) replace the Underlying Stock with a substitute stock that is either a common stock or ADS, which is listed or approved for trading on the New York Stock Exchange (the "**NYSE**") or The NASDAQ Stock Market, subject to certain restrictions as described under "General Terms of Securities — Delisting or Suspension of Trading of the Underlying Stock That Is Not an ADS," or (c) deem the closing price and Initial Share Price (and the Call Strike, if applicable) of the Underlying Stock on the trading day immediately prior to the delisting or suspension to be the closing price and/or price and Initial Share Price (and the Call Strike, if applicable) of the Underlying Stock on every remaining day to, and including, the Final Valuation Date. You should read the section of this product supplement called

"General Terms of Securities — Delisting or Suspension of Trading of the Underlying Stock That Is Not an ADS" for more information. Replacing the Underlying Stock with another common stock or ADS may materially and adversely affect the value of the securities.

In addition, for securities linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a) replace that ADS with the ADS of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market subject to certain restrictions as described under "General Terms of Securities — Delisting of ADSs or Termination of ADS Facility," or (b) deem the Underlying ADS Stock to be the Underlying Stock. You should read the section of this product supplement called "General Terms of Securities — Delisting of ADSs or Termination of ADS Facility" for more information. Replacing the original ADS serving as the Underlying Stock with another ADS may materially and adversely affect the value of the securities.

Anti-dilution protection is limited and may be discretionary.

Although the calculation agent will adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price, the market value of your securities and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in this product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the securities in making these determinations.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the Underlying Stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the Underlying Stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of that issuer. Any exercise of our rights as a lender or holder of securities of the issuer of the Underlying Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the securities.

We cannot assure you that the public information provided on the issuer of the Underlying Stock is accurate or complete.

All disclosures contained in the relevant terms supplement regarding the issuer of the Underlying Stock are derived from publicly available documents and other publicly available information. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Underlying Stock in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Underlying Stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Underlying Stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Underlying Stock or the value of the Underlying Stock, will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Underlying Stock could affect the amount you will receive at maturity of the securities and, therefore, the trading prices of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuer of the Underlying Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the securities and the estimated cost of hedging our obligations under the securities. We may have hedged our obligations under the securities through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, the original issue price of the securities will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit, which in no event will exceed $0.35 per $10 principal amount security, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the securities. In addition, from time to time after we issue the securities, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the securities and possibly in connection with our or our affiliates' exposure to the Underlying Stock. To accomplish this, we, through our affiliates or others, may take positions in the Underlying Stock or instruments the value of which is derived from the Underlying Stock. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments the value of which is derived from the Underlying Stock.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the closing price of the Underlying Stock on the Trade Date and/or decrease the closing price of the Underlying Stock on any Observation Date, which could adversely affect your return upon automatic call or at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines. See "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the securities directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to the Underlying Stock. No security holder will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

THE UNDERLYING STOCK

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of the Underlying Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of that information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Underlying Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the securities offered thereby and do not relate to the Underlying Stock or other securities of the issuer of the Underlying Stock. We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of the Underlying Stock from the publicly available documents described above. In connection with the offering of the securities, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Underlying Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Underlying Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Underlying Stock could affect the payment at maturity with respect to the securities and therefore the trading prices of the security.

Conflicts of Interest

See the relevant terms supplement and "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities" for information about economic interests with respect to the Underlying Stock that we or our affiliates make may have that are adverse to your interests.

Historical performance of the Underlying Stock

We will provide historical price information on the Underlying Stock in the relevant terms supplement. You should not take any of those historical prices as an indication of future performance. Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Stock.

Hypothetical returns on your securities

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your security based on a range of hypothetical closing prices on various hypothetical Observation Dates (including Final Share Prices) for a hypothetical Underlying Stock, whether the closing price of the hypothetical Underlying Stock on any day during the Observation Period or on the Final Valuation Date, as applicable, is less than the Trigger Price and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date or until the securities are automatically called.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the effect that various hypothetical market values of the Underlying Stock on the scheduled Valuation Date(s) could have on the hypothetical returns on your security, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments upon automatic call or at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on the hypothetical closing prices on various hypothetical Observation Dates (including Final Share Prices) and the hypothetical closing prices of the Underlying Stock on any day during the Observation Period or on the Final Valuation Date, as applicable, each of which may vary and be based on assumptions that may prove to be erroneous.

The return on your security may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the Underlying Stock directly. Among other things, the return on the Underlying Stock could include substantial dividend payments, which you will not receive as an investor in your security, and an investment in the Underlying Stock is likely to have tax consequences that are different from an investment in your security.

We describe various risk factors that may affect the market value of your security, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF SECURITIES

Calculation Agent

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Trigger Price, any anti-dilution adjustments and Reorganizational Event adjustments, the Stock Return and any applicable Contingent Absolute Return if the securities are not automatically called, the closing price of one share of the Underlying Stock on each Observation Date, whether the closing price of one share of the Underlying Stock is less than the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption and the amount, if any, that we will pay you upon automatic call or at maturity. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- any adjustments as a result of dilution events and Reorganization Events;

- whether to select and, if it determines to do so, select, a Successor Stock or Substitute Stock if an Underlying Stock that is not an ADS is delisted or trading of the Underlying Stock is suspended;

- whether to select and, if it determines to do so, select, a Successor ADS Stock if an ADS serving as the Underlying Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated; and

- the closing price of the Underlying Stock if any Observation Date is postponed for ten business days due to a market disruption event or if that day is not a trading day.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid upon automatic call or at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date or the applicable Call Settlement Date, as applicable.

All calculations with respect to the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Stock Return, the Contingent Absolute Return or any closing price of one share of the Underlying Stock will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts with respect to the Call Price or related to determination of the payment per $10 principal amount security upon automatic call or at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all calculations with respect to the Trigger Price and all dollar amounts paid, if any, on the aggregate principal amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the closing price of one share of the Underlying Stock on an Observation Date and consequently, the amount, if any, that we will pay you upon automatic call or at maturity of the securities. These events may include disruptions or suspensions of trading on the markets as a whole.

"**Market disruption event**" means, with respect to the Underlying Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Stock (or that security) on the Relevant Exchange for the Underlying Stock (or that security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on that Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the Underlying Stock (or that security) as a result of which the reported trading prices for the Underlying Stock (or that security) during the one-half hour preceding the close of the principal trading session on that Relevant Exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Underlying Stock (or that security), if available, during the one-half hour period preceding the close of the principal trading session in that exchange or market; or

- a decision to permanently discontinue trading in those related futures or options contracts,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to the Underlying Stock (or any security for which a closing price must be determined) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts related to the Underlying Stock (or that security);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Stock (or that security) by the primary exchange or market for trading in those contracts, if available, by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts, or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Stock (or that security); and

- a "suspension, absence or material limitation of trading" on the relevant exchange or on the primary exchange or market on which futures or options contracts related to the Underlying Stock (or that security) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The Initial Share Price (and the Call Strike, if applicable) and the Trigger Price are subject to adjustments by the calculation agent as a result of the dilution events and Reorganization Events described in this section. The adjustments described below do not cover all events that could affect the value of the securities. We describe the risks relating to dilution above under "Risk Factors — Risks Relating to the Underlying Stock — Anti-dilution protection is limited and may be discretionary."

How Adjustments Will Be Made

If one of the events described below occurs with respect to the Underlying Stock and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of the Underlying Stock, the calculation agent will calculate the corresponding adjustment or series of adjustments to the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price as the calculation agent determines appropriate to account for that diluting or concentrative effect. For example, if an adjustment is required because of a two-for-one stock split, then the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be halved. The calculation agent will also determine the effective date(s) of any adjustment or series of adjustments it chooses to make and the replacement of the Underlying Stock, if applicable, in the event of a consolidation or merger of the issuer of the Underlying Stock with another entity. Upon making any such adjustment, the calculation agent will give notice as soon as practicable to the trustee, stating the corresponding adjustments to the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price.

If more than one event requiring an adjustment occurs, the calculation agent will make an adjustment for each event in the order in which the events occur and on a cumulative basis. Thus, the calculation agent will adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price for the first event, then adjust the adjusted Initial Share Price (and the Call Strike, if applicable) and the adjusted Trigger Price for the second event, and so on for any subsequent events.

If an event requiring anti-dilution adjustments occurs, notwithstanding the description of the specific adjustments to be made, the calculation agent may make adjustments or a series of adjustments that differ from, or that are in addition to, those described in this product supplement with a view to offsetting, to the extent practical, any change in your economic position as a holder of the securities that results solely from that event. The calculation agent may, in its sole discretion, modify any terms as necessary to ensure an equitable result. The terms that may be so modified by the calculation agent include, but are not limited to, the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price of the Underlying Stock. The calculation agent may make adjustments that differ from, or that are in addition to, those described in this product supplement if, in the calculation agent's sole discretion, any adjustments so described do not achieve an equitable result. In determining whether or not any adjustment so described achieves an equitable result, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the Underlying Stock or any successor equity.

No adjustments will be required unless those adjustments would result in a change of at least 0.1% in the Initial Share Price (and the Call Strike, if applicable).

For purposes of such adjustments, except as noted below, if an ADS is serving as the Underlying Stock, all adjustments for the Underlying Stock will be made as if the Underlying ADS Stock is serving as the Underlying Stock. If your securities are linked to an ADS, the term "**dividend**" used in this section will mean, unless we specify otherwise in the terms supplement for your securities, the dividend paid by the issuer of the Underlying ADS Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in those taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Underlying Stock, no adjustment to the Initial Share Price (or the Call Strike, if applicable) or the Trigger Price, including those described below, will be made (1) if holders of ADSs are not eligible to participate in any of the events requiring anti-dilution adjustments described below or (2) to the extent that the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of Underlying ADS Stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of Underlying ADS Stock represented by each ADS is changed for any other reason, appropriate anti-dilution adjustments may be made to reflect that change.

The calculation agent will make all determinations with respect to anti-dilution adjustments affecting the Underlying Stock, including any determination as to whether an event requiring adjustments has occurred (including whether an event has a diluting or concentrative effect on the theoretical value of the Underlying Stock), as to the nature of the adjustments required and how they will be made or as to the value of any property distributed in a Reorganization Event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such determination. Upon your written request, the calculation agent will provide you with information about any adjustments it makes as the calculation agent determines is appropriate.

The following events are those that may require anti-dilution adjustments:

- a subdivision, consolidation or reclassification of the Underlying Stock or a free distribution or dividend of shares of the Underlying Stock to existing holders of the Underlying Stock by way of bonus, capitalization or similar issue;

- a distribution or dividend to existing holders of the Underlying Stock of:

  - additional shares of the Underlying Stock as described under "— Stock Dividends" below,

  - other share capital or securities granting the right to payment of dividends and/or proceeds of liquidation of the Underlying Stock issuer equally or proportionately with those payments to holders of the Underlying Stock, or

  - any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing closing price as determined by the calculation agent;

- the declaration by the Underlying Stock issuer of an extraordinary or special dividend or other distribution, whether in cash or additional shares of the Underlying Stock or other assets;

- a repurchase by the Underlying Stock issuer of its equity, whether out of profits or capital and whether the consideration for that repurchase is cash, securities or otherwise;

- a consolidation of the Underlying Stock issuer with another company or merger of the Underlying Stock issuer with another company; and

- any other similar event that may have a diluting or concentrative effect on the theoretical value of the Underlying Stock.

Stock Splits and Reverse Stock Splits

A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth less as a result of a stock split. A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth more as a result of a reverse stock split.

If the Underlying Stock is subject to a stock split or a reverse stock split, then the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be adjusted by dividing the prior Initial Share Price (and the prior Call Strike, if applicable) and the prior Trigger Price, respectively, by, the number of shares that a holder of one share of the Underlying Stock before the effective date of that stock split or reverse stock split would have owned immediately following the applicable effective date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share is worth less as a result of a stock dividend.

If the Underlying Stock is subject to a stock dividend payable in shares of the Underlying Stock, then the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be adjusted by dividing the prior Initial Share Price (and the prior Call Strike, if applicable) and the prior Trigger Price, respectively, by, the sum of one and the number of additional shares issued in the stock dividend or distribution with respect to one share of the Underlying Stock.

It is not expected that anti-dilution adjustments will be made to the Initial Share Price (and the Call Strike, if applicable) or the Trigger Price in the case of stock dividends payable in shares of the Underlying Stock that are in lieu of ordinary cash dividends payable with respect to shares of the Underlying Stock.

Other Dividends and Distributions

Neither the Initial Share Price (and the Call Strike, if applicable) nor the Trigger Price will be adjusted to reflect dividends or other distributions paid with respect to the Underlying Stock, other than:

- stock dividends described under "— Stock Dividends" above;

- issuances of transferable rights and warrants with respect to the Underlying Stock as described under "— Transferable Rights and Warrants" below;

- distributions that are spin-off events described under "— Reorganization Events" below; and

- extraordinary dividends described below.

An extraordinary dividend means, with respect to a dividend or other distribution with respect to the Underlying Stock, a dividend or other distribution that the calculation agent determines, in its sole discretion, is (1) by its terms or declared intent, declared and paid outside the normal dividend policy or historical dividend practice of the issuer of the Underlying Stock or (2) a payment by the issuer of the Underlying Stock that such issuer announces will be an extraordinary dividend.

If an extraordinary dividend, as described above, occurs with respect to the Underlying Stock, then the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be adjusted by multiplying the prior Initial Share Price (and the Call Strike, if applicable) and the prior Trigger Price, respectively, by a fraction, the numerator of which is the amount by which the closing price of one share of the Underlying Stock on the trading day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the Underlying Stock on the trading day before the ex-dividend date. The "**ex-dividend date**" for any dividend or other distribution is the first day on which the Underlying Stock trades without the right to receive that dividend or distribution.

The extraordinary dividend amount with respect to an extraordinary dividend for the Underlying Stock equals:

- for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Underlying Stock *minus* an amount per share of the Underlying Stock, as determined by the calculation agent, that is consistent with the normal dividend policy or historical dividend practice of the issuer of the Underlying Stock; or

- for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent in its sole discretion. A distribution payable to the holders of the Underlying Stock that is both an extraordinary dividend and payable in shares of the Underlying Stock, or an issuance of rights or warrants with respect to the Underlying Stock that is also an extraordinary dividend, will result in corresponding adjustments to the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price, as described under "— Stock Dividends" above or "— Transferable Rights and Warrants" below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the issuer of the Underlying Stock issues transferable rights or warrants to all holders of the Underlying Stock to subscribe for or purchase shares of the Underlying Stock at an exercise price per share that is less than the closing price of one share of the Underlying Stock on the trading day before the ex-dividend date for that issuance, then the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be adjusted by dividing the prior Initial Share Price (and the prior Call Strike, if applicable) and the prior Trigger Price, respectively, by, the ratio of:

- the number of shares of the Underlying Stock outstanding at the close of business on the trading day before that ex-dividend date plus the number of additional shares of the Underlying Stock offered for subscription or purchase under those transferable rights or warrants, to

- the number of shares of the Underlying Stock outstanding at the close of business on the trading day before that ex-dividend date plus the product of (1) the total number of additional shares of the Underlying Stock offered for subscription or purchase under the transferable rights or warrants and (2) the exercise price of those transferable rights or warrants divided by the closing price on the trading day before that ex-dividend date.

Reorganization Events

Each of the following may be determined by the calculation agent to be a "**Reorganization Event**":

(a) there occurs any reclassification or change of the Underlying Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of the Underlying Stock,

(b) the issuer of the Underlying Stock, or any surviving entity or subsequent surviving entity of that issuer (a "**Successor Entity**"), has been subject to a merger, combination or consolidation and either is not the surviving entity or is the surviving entity but all outstanding shares of the Underlying Stock is exchanged for or converted into other property,

(c) any statutory exchange of securities of the issuer of the Underlying Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of the Underlying Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e)   the issuer of the Underlying Stock issues to all of its shareholders stock securities of an issuer other than the issuer of the Underlying Stock, other than in a transaction described in clauses (b), (c) or (d) above (a **"spin-off event"**), or

(f)   a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the Underlying Stock and is consummated for all or substantially all of such shares as determined by the calculation agent in its sole discretion.

If a Reorganization Event occurs with respect to the Underlying Stock, then the determination of whether the closing price of one share of the Underlying Stock is at or above the Initial Share Price (or the Call Strike, if applicable) on any Observation Date or is less than the Trigger Price on any day during the Observation Period or on the Final Valuation Date, as applicable, will be made by the calculation agent based upon the amount, type and value of property or properties — whether cash, securities, other property or a combination thereof — that a hypothetical holder of the number of shares of the Underlying Stock prior to the Reorganization Event would have been entitled to receive in, or as a result of, the Reorganization Event. We refer to this new property as the "**Distribution Property**." Such Distribution Property may consist of securities issued by a non-U.S. company and quoted and traded in a foreign currency. No interest will accrue on any Distribution Property.

For the purpose of making an adjustment required by a Reorganization Event, the calculation agent, in its sole discretion, will determine the value of each type of Distribution Property. For any Distribution Property consisting of a security (including a security issued by a non-U.S. company and quoted and traded in a foreign currency), the calculation agent will use the closing price of the security on the date of determination. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the Underlying Stock may elect to receive different types or combinations of types of Distribution Property in the Reorganization Event, the Distribution Property will consist of the types and amounts of each type distributed to a holder of the Underlying Stock that makes no election, as determined by the calculation agent in its sole discretion.

If a Reorganization Event occurs with respect to the Underlying Stock and the calculation agent adjusts the Underlying Stock to consist of the Distribution Property in the event as described above, the calculation agent will make further anti-dilution adjustments for any later events that affect the Distribution Property, or any component of the Distribution Property, constituting the adjusted Underlying Stock. The calculation agent will do so to the same extent that it would make adjustments if the shares of the Underlying Stock were outstanding and were affected by the same kinds of events. If a subsequent Reorganization Event affects only a particular component of the Distribution Property, the required adjustment will be made with respect to that component, as if it alone were the Underlying Stock.

For example, if the issuer of the Underlying Stock merges into another company and each share of the Underlying Stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the Underlying Stock will be adjusted to consist of two common shares of the surviving company and the specified amount of cash. The calculation agent will adjust the common share component of the adjusted Underlying Stock to reflect any later stock split or other event, including any later Reorganization Event, that affects the common shares of the surviving company, to the extent described in this section entitled "— Anti-dilution Adjustments", as if the common shares were issued by the issuer of the Underlying Stock. In that event, the cash component will not be adjusted but will continue to be a component of the Underlying Stock.

The calculation agent will be solely responsible for the determination and calculation of the Distribution Property if a Reorganization Event occurs and any amounts due upon an automatic call or at maturity of the securities, including the determination of the cash value of any Distribution Property, if necessary. The calculation agent's determinations and calculations will be conclusive absent manifest error.

In this product supplement, references to the calculation agent adjusting the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price in respect of a dilution event or a Reorganization Event mean that the calculation agent may adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price in the manner described in this subsection. If a Reorganization Event occurs, the Distribution Property (which may include securities issued by a non-U.S. company and quoted and traded in a foreign currency) distributed in, or as a result of, the Reorganization Event will be substituted for the Underlying Stock as described above. Consequently, in this product supplement, references to the Underlying Stock, where applicable, mean any Distribution Property that is distributed in a Reorganization Event and comprises the adjusted Underlying Stock. Similarly, references to the issuer of the Underlying Stock include any surviving or Successor Entity in a Reorganization Event affecting that issuer.

If the Distribution Property consists of one or more securities issued by a non-U.S. company and quoted and traded in a foreign currency (the "**non-U.S. securities**"), then for all purposes, including the determination of (1) for securities with an Observation Period, whether the value of the Distribution Property (which may be affected by the closing price of the non-U.S. securities) is below the Trigger Price on any day during the Observation Period, or (2) for securities without an Observation Period, whether the value of the Distribution Property (which may be affected by the closing price of the non-U.S. securities) on the Final Valuation Date is below the Trigger Price, (i) for securities with an Observation Period, the closing price of that non-U.S. securities on any day during the Observation Period or (ii) for securities without an Observation Period, the closing price of that non-U.S. security on the Final Valuation Date, will be converted to U.S. dollars using the applicable exchange rate as described in the section entitled "— Delisting of ADSs or Termination of ADS Facility," unless otherwise specified in the relevant terms supplement.

If an Underlying ADS Stock is subject to a Reorganization Event as described above, no adjustments to the Initial Share Price (or the Call Strike, if applicable) or the Trigger Price, including those described above will be made (1) if holders of ADSs are not eligible to participate in that Reorganization Event or (2) to the extent that the calculation agent determines in its sole discretion that the issuer of the Underlying ADS Stock or the depositary for the ADSs has made adjustments to account for the effects of that Reorganization Event. However, if holders of ADSs are eligible to participate in that Reorganization Event and the calculation agent determines in its sole discretion that the issuer of the Underlying ADS Stock or the depositary for the ADSs has not made adjustments to account for the effects of that Reorganization Event, the calculation agent in its sole discretion may make any necessary adjustments to account for the effects of that Reorganization Event.

Delisting or Suspension of Trading of the Underlying Stock

If an Underlying Stock that is not an ADS is delisted, or trading of the Underlying Stock is suspended (the "**Original Underlying Stock**"), and a major U.S. exchange or market lists or approves for trading a successor security that the calculation agent determines in its sole discretion to be comparable to the Original Underlying Stock (the "**Successor Stock**"), then the Successor Stock will be deemed to be the Underlying Stock and the calculation agent, in its sole discretion, will determine the Initial Share Price (and the Call Strike, if applicable) and Trigger Price by reference to the Successor Stock.

If the calculation agent determines that there is no Successor Stock comparable to the Original Underlying Stock or the Successor Stock that the calculation agent determines to be comparable to the Original Underlying Stock is delisted or trading of the Successor Stock is suspended, then the calculation agent may select a substitute security. The "**Substitute Stock**" will be the common stock or ADS of a company selected by the calculation agent from among the common stocks or ADSs of three companies that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("**SIC Code**") as the Original Underlying Stock that, in the sole discretion of the calculation agent, is the most comparable to the Original Underlying Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a Substitute Stock will not be any common stock or ADS that is (or the Underlying ADS Stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the securities with respect to that ADS (a **"Hedging Restriction"**); *provided, further*, that if a Substitute Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Substitute Stock will be selected by the calculation agent and will be the common stock or ADS of a company that (i) is then registered to trade on the NYSE or The NASDAQ Stock Market, (ii) in the sole discretion of the calculation agent, is the most comparable to the Original Underlying Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility, (iii) is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original Underlying Stock and (iv) is not subject to a Hedging Restriction.

Upon selection of a Substitute Stock, references in this product supplement or the relevant terms supplement to the "Underlying Stock" will no longer be deemed to refer to the Original Underlying Stock and will be deemed instead to refer to that Substitute Stock for all purposes, references in this product supplement or the relevant terms supplement to "issuer" of the Original Underlying Stock will be deemed to be to that Substitute Stock issuer, and the calculation agent, in its sole discretion, will adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price by reference to the Substitute Stock.

The calculation agent will provide information as to any Substitute Stock (including its the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price) upon written request by any investor in the securities.

If the Underlying Stock is delisted or trading of the Underlying Stock is suspended and the calculation agent determines in its sole discretion that no Successor Stock or Substitute Stock comparable to the Underlying Stock exists, then the calculation agent will deem the closing price and the Initial Share Price (and the Call Strike, if applicable) of the Underlying Stock on the trading day immediately prior to the delisting or suspension to be the closing price and Initial Share Price (and the Call Strike, if applicable) of the Underlying Stock on every remaining day to, and including, the Final Valuation Date.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Underlying Stock (the **"Original ADS"**) is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or admitted to trading or the date of that termination, as applicable (the **"Change Date"**), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) determine a Successor ADS Stock (as defined below) to the ADS after the close of the principal trading session on the trading day immediately prior to the Change Date in accordance with the following paragraph (each successor underlying stock as so determined, a **"Successor ADS Stock"** and that successor underlying stock issuer, a **"Successor ADS Stock Issuer"**) or (B) select the Underlying ADS Stock to be the Underlying Stock.

The **"Successor ADS Stock"** with respect to an ADS will be the ADS of a company selected by the calculation agent from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of the Original ADS is organized, or has its principal executive office, and that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original ADS that, in the sole discretion of the calculation agent, is the most comparable to the Original ADS , taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a Successor ADS Stock will not be any ADS that is (or the Underlying ADS Stock for which is) subject to a Hedging Restriction; *provided, further*, that if a Successor ADS Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Successor ADS Stock will be selected by the calculation agent and will be the ADS of a company that (i) is organized in, or with its principal executive office located in, the country in which the issuer of the Original ADS is organized, or has its principal executive office, (ii) is then registered to trade on the NYSE or The NASDAQ Stock Market, (iii) in the sole discretion of the calculation agent, is the most comparable to the Original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility, (iv) that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original ADS and (v) is not subject to a Hedging Restriction. Notwithstanding the foregoing, if a Successor ADS Stock cannot be identified in the country in which the issuer of the Original ADS is organized, or has its principal executive office, as set forth above, the Successor ADS Stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original ADS that in the sole discretion of the calculation agent, is the most comparable to the Original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility and that is not subject to a Hedging Restriction.

Upon the determination by the calculation agent of any Successor ADS Stock pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," references in this product supplement or the relevant terms supplement to the "Underlying Stock" will no longer be deemed to refer to the Original ADS and will be deemed instead to refer to that Successor ADS Stock for all purposes, references in this product supplement or the relevant terms supplement to "issuer" of the Original ADS will be deemed to be to that Successor ADS Stock Issuer, and the calculation agent, in its sole discretion, will adjust the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price by reference to the Successor ADS Stock.

Following the selection of a Successor ADS Stock, the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price of the Successor ADS Stock will be subject to adjustments as described above under "— Anti-Dilution Adjustments."

The calculation agent will provide information as to any Successor ADS Stock (including its the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price) upon written request by any investor in the securities.

If the calculation agent selects the Underlying ADS Stock to be the Underlying Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the Initial Share Price (and the Call Strike, if applicable) and the Trigger Price will each be adjusted by dividing the prior Initial Share Price (and the prior Call Strike, if applicable) and the prior Trigger Price, respectively, by the number of shares of the Underlying ADS Stock represented by a single ADS.

On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the Underlying ADS Stock or the relevant non-U.S. security, as applicable, relative to the U.S. dollar as reported by Reuters Group PLC ("**Reuters**") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for the Underlying ADS Stock or such non-U.S. security, as applicable, on such day. However, if that rate is not displayed on the relevant Reuters page on the date of determination, the applicable exchange rate on that day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, (1) from three recognized foreign exchange dealers (provided that each dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three bid quotations, the average of the bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain a bid quotation from only one recognized foreign exchange dealer, that bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the securities for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per $10 principal amount security upon any acceleration of the securities will be determined by the calculation agent and will be (1) if (a) the date of acceleration is an Observation Date and an automatic call would have been triggered on the date of acceleration or (b) the date of acceleration is not an Observation Date, but an automatic call would have been triggered on the date of acceleration if the date of acceleration were the next succeeding Observation Date, an amount in cash equal to the amount payable upon an automatic call per $10 principal amount security as described under the caption "Description of Securities — Call Feature," calculated as if the date of acceleration were that Observation Date, or (2) in all other circumstances, an amount in cash equal to the amount payable at maturity per $10 principal amount security as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the securities, unless otherwise specified in the relevant terms supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the securities. The securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global note certificates, representing the total aggregate principal amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the securities. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the securities. It applies to you only if you hold a security as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a security as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a security;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of state, local or foreign jurisdictions.**

Tax Treatment of the Securities

The tax consequences of an investment in the securities are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the IRS regarding the securities. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your securities, we intend to treat them as "open transactions" that are not debt instruments for U.S. federal income tax purposes.

At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the securities. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the securities described above, we generally expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the securities if the treatment of the securities described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of securities.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a citizen or individual resident of the United States;

- a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Open Transactions That Are Not Debt Instruments. Under this treatment, you should not recognize taxable income or loss other than pursuant to a sale or exchange (including at maturity or upon an automatic call). Upon a sale or exchange of a security, you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the security, which should equal the amount you paid to acquire it. This gain or loss should be long-term capital gain or loss if you have held the security for more than one year at that time. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments. If the securities are treated as open transactions that are not debt instruments, due to the lack of controlling authority there remain significant uncertainties regarding the tax consequences of owning and disposing of them. For instance, you might be required to include amounts in income during the term of your securities and/or to treat all or a portion of the gain or loss on the sale or exchange of your securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held them. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Tax Consequences if Treated as Debt Instruments. If the securities are treated as debt instruments, your tax consequences will be governed by Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the securities from issue to maturity (including the last possible date that the securities could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, (i) in each year that you hold your securities, you will be required to accrue into income original issue discount on your securities at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the securities (even though you will not receive any cash with respect to the securities prior to maturity or an automatic call) and (ii) any income recognized upon a sale or exchange of your securities generally will be treated as interest income. Additionally, if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a security (including at maturity or upon an automatic call).

Tax Treatment as Open Transactions. If you are a Non-U.S. Holder of a security and if the treatment of the securities as "open transactions" that are not debt instruments is respected, any income or gain from the security should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments" is the degree, if any, to which income with respect to instruments described therein, should be subject to U.S. withholding tax. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the securities, possibly with retroactive effect.

Tax Consequences if Treated as Debt Instruments. If the securities are treated as debt instruments, subject to the following sentences, any income or gain from a security will be exempt from U.S. federal income tax (including withholding tax) if you provide a properly completed IRS Form W-8BEN and these amounts are not effectively connected with your conduct of a U.S. trade or business. Moreover, if your securities are issued after December 31, 2013, then under legislation enacted in 2010 and regulations promulgated thereunder, a withholding tax of 30% will be imposed on certain amounts paid on the securities to certain foreign entities (including financial intermediaries) unless various U.S. information reporting and due diligence requirements (that are in addition to, and significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. This regime would apply to amounts treated as interest on the securities paid after December 31, 2013 and to amounts treated as proceeds of the sale (including retirement) of the securities paid after December 31, 2016.

If you are engaged in a U.S. trade or business, and if income or gain from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States), although exempt from the withholding taxes discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a security is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a security.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF SECURITIES ARE UNCERTAIN. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "**Agent**" or "**JPMS**"), UBS Financial Services Inc. (an "**Agent**" or "**UBS**") and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "**Agent**" and collectively with JPMS and UBS, the "**Agents**"), each Agent participating in an offering of securities, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of securities set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMS will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

Our affiliates, including JPMS, may use this product supplement no. UBS-3-III and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the securities in the secondary market. JPMS or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the securities. In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the securities on any securities exchange or to have the securities quoted on a quotation system. JPMS may act as a market maker for the securities. However, JPMS is not obligated to do so and may discontinue any market-making in the securities at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the securities will develop, that you will be able to sell your securities at a particular time or that the price you receive if you sell your securities will be favorable.

In connection with an offering of the securities, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the securities in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

To the extent the total aggregate principal amount of securities offered pursuant to a terms supplement is not purchased by investors, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such securities for investment for a period of at least 30 days. The unsold portion of any series of securities will not exceed 15% of the aggregate principal amount of those securities. Any unsold portion may affect the supply of applicable securities available for secondary trading and, therefore, could adversely affect the price of the applicable securities in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement no. UBS-3-III or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement no. UBS-3-III or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the securities in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained. We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the securities, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the Settlement Date for the securities will be the third business day following the Trade Date (which is referred to as a "T+3" settlement cycle).

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the securities will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for an offering of the securities will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the securities to any of its discretionary accounts without the specific written approval of the customer.

NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the securities only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. UBS-3-III and the terms supplement (each, a "**Disclosure Document**" and, collectively, the "**Disclosure Documents**") will constitute an offer to sell, or a solicitation of an offer to buy, the securities by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

Argentina

The securities have not been and will not be authorized by the *Comisión Nacional de Valores* (the "**CNV**") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "**Argentine Public Offering Law**").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) The number of contacted investors should be relatively small.

(iv) Investors should receive complete and precise information on the proposed investment.

(v) Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The securities will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999. The offer of the securities, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas. Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any securities.

Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the securities pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The securities have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("**CVM**") and accordingly, the securities may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The securities are not being offered into Brazil. Documents relating to an offering of the securities, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the securities to the public in Brazil.

British Virgin Islands

The securities may not be offered in the British Virgin Islands unless we or the person offering the securities on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The securities may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

The Disclosure Documents and the securities have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents. The securities will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Agents, we and the securities have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "**Chilean Securities Act**"), as amended, of the Republic of Chile and, accordingly, the securities will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the securities, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The securities will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the securities;

(ii)   to agree that it will only resell the securities in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the securities are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the securities; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of securities as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The securities have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). Therefore, the securities will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the securities are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the securities must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the securities should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)   any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)   any offer or sale of the securities at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the securities; or

(iv)   use (a) non-solicited emails or (b) email distribution lists to market the securities.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

Costa Rica

The notes may not be offered or sold, directly or indirectly, to any person within the Republic of Costa Rica, in circumstances that require the issuer or offeror and the notes to be authorised by the Superintendencia General de Valores. Any offering, express or implicit, that seeks to issue, negotiate or sell securities among public investors, is deemed under Costa Rican law (Ley Reguladora del Mercado de Valores, N° 7732, and its Regulations) as a public offering, which requires the issuer or offeror and the notes to be authorised by the Superintendencia General de Valores. A public offering is any invitation or transmission by any means to the public or determined groups of persons exceeding 50 potential investors. A public offering is presumed when made through public or collective means of communication (mass media), such as press, radio, television and internet, or when the offering includes standardized securities.

Accordingly, each Agent has represented and agreed that (i) it is appropriately registered with the Superintendencia General de Valores, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in Costa Rica and (iii) that sales of the notes in Costa Rica will be placed or negotiated only on an individual basis with private investors, limited to a maximum 50 investors. Each Agent will evidence in writing, for each offering, compliance with the above requirements by means of an affidavit, a party declaration or any form of express acknowledgement. Each Agent has acknowledged that it is registered as a financial intermediary with the Superintendencia General de Valores, and that the Disclosure Documents have not been filed with the Superintendencia General de Valores and, therefore, it is not intended for any public offering of the notes in Costa Rica within the meaning of Costa Rican law.

El Salvador

The securities may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the securities to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public. The offering of the securities will not be registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of securities in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a **"Relevant Member State"**), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **"Relevant Implementation Date"**) it will not make an offer of the securities to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State:

   (i)   at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the securities to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "**Prospectus Directive**" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "**2010 PD Amending Directive**" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

Each Agent has represented and agreed that:

(i)   it will not offer or sell in Hong Kong, by means of any document, the securities (except for securities which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the securities that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the securities that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The securities have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. The Disclosure Documents may not be publicly distributed in the United Mexican States. The securities may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of securities that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*, the "**DFSA**") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expressions (i) an "offer of securities to the public" in The Netherlands; and (ii) "**Prospectus Directive**" have the meaning given to them above under the section entitled "European Economic Area."

Panama

The securities have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "**Panamanian Securities Law**") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The securities do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The securities have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange. Accordingly, the securities will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the securities shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the securities described therein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the securities will not benefit from protection or supervision by any such authority.

United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any securities that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "**FSMA**") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Uruguay

The offering of securities in Uruguay constitutes a private offering and each Agent has agreed that the securities and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The securities will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the securities shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the securities may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

STRUCTURED PRODUCTS CHARACTERIZATION

To help investors identify appropriate investment products ("structured products"), structured products can be organized into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The securities are classified as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

- *Protection Strategies* are structured to compliment and provide the potential to outperform traditional fixed income instruments. These structured products are generally designed for investors with low to moderate risk tolerances.

- *Optimization Strategies* are structured to provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- *Performance Strategies* are structured to provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- *Leverage Strategies* are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are generally designed for investors with high risk tolerances.

In order to benefit from any type of limited market exposure, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "**Code**") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the securities by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the securities.

Accordingly, the securities may not be purchased or held by any Plan, any entity whose underlying assets include "**plan assets**" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the securities will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the securities or any interest therein will be deemed to have represented by its purchase or holding of the securities that (a) it is not a Plan and its purchase and holding of the securities is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the securities will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("**Non-ERISA Arrangements**") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the securities shall be required to represent (and deemed to have represented by its purchase of the securities) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder's investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any securities to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.